7 June 2021

ISSUED ON BEHALF OF RELX PLC

Additional Listing

On 7 June 2021, RELX PLC made an application to The UK Listing Authority and The London Stock Exchange for a blocklisting of 235,000 Ordinary shares of 14 51/116p each in connection with the RELX Group plc Executive Share Option Scheme 2003. Upon issuance, the shares will trade on The London Stock Exchange, be admitted to The Official List and rank equally with the existing issued shares of the Company.

Admission is expected to be effective at 8.00am on 10 June 2021.

An application has also been made to The UK Listing Authority and The London Stock Exchange for a blocklisting of 1,000,000 Ordinary shares of 14 51/116p each in connection with the RELX Group plc Executive Share Option Scheme 2013. Upon issuance, the shares will trade on The London Stock Exchange, be admitted to The Official List and rank equally with the existing issued shares of the Company.

Admission is expected to be effective at 8.00am on 10 June 2021.